Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: (819) 363-5100 Fax: (819) 363-5155

CASCADES COMPLETES THE ACQUISITION OF ATLANTIC PACKAGING’S

TISSUE DIVISION

Kingsey Falls (Québec), August 31, 2009 — Cascades Inc. (CAS on the Toronto Stock Exchange), a leader in recovery and in green packaging and tissue paper products, announces that it has completed the acquisition of the tissue division of Atlantic Packaging Products Ltd.

The estimated value of the transaction is approximately $60 M. This acquisition will enable Cascades to increase its annual production capacity by 55,000 short tons of recycled paper and its converting capacity by approximately 70,000 short tons adding close to $100 million in sales per year.

According to Suzanne Blanchet, President and Chief Executive Officer of Cascades Tissue Group: “Cascades Tissue Group has dedicated considerable resources to the development of the Cascades Enviro100% recycled brand, to the point where it is now considered to be the number one green brand in the country, according to AC Nielsen. This transaction will enable us to further the development of the Cascades Enviro100% recycled brand  particularly in central and western Canada by bringing us closer to our customers who are located west of Québec.”

In commenting on the transaction, Alain Lemaire, President and Chief Executive Office, stated: “This acquisition which allows us to further consolidate our position as a leader in the development of environmentally responsible products.  Atlantic Packaging Products Ltd. has been using recycled fibres to manufacture its products for many years. Building on this experience, Cascades will ensure that its environmentally sound principles are applied to existing processes, namely, with regards to green chemistry and minimal consumption of water and energy.”

Cascades products can be obtained in Ontario at Wal-Mart, Canadian Tire and Costco, and under the Metro banners (A & P, The Barn, Ultra Food and Drugs, Loeb, Dominion).

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs nearly 13,000 men and women who work in some 100 modern and flexible production units located in North America and in Europe. Cascades’ management philosophy, its more than 45 years of experience in recycling, its continuous efforts in research and development are strengths which enable the company to create innovative products for its customers. The Cascades shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For more detailed information : Media: Hubert Bolduc Vice-President, Communications and Public Affairs (514) 912-3790 Investors: Didier Filion Director, Investor Relations (514) 282-2697	Source: Suzanne Blanchet President, Cascades Tissue Group